UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42308

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 14, 2026, Click Holdings Limited (the “Company”) entered into an Equity Purchase Agreement, effective as of September 14, 2026 (the “Purchase Agreement”), with Crom Structured Opportunities Fund I, LP (the “Investor”). Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Purchase Agreement.

Pursuant to the Purchase Agreement, upon the terms and subject to the conditions set forth therein, from time to time during the Commitment Period, the Company shall, in its sole discretion, issue and sell to the Investor, and the Investor shall purchase the Company’s Class A ordinary shares, nil par value per share (the “Ordinary Share”), having an aggregate purchase price of up to $100,000,000. The Commitment Period ends on the earliest of (i) the date on which the Investor has purchased shares pursuant to the Purchase Agreement equal to the $100,000,000, the maximum commitment amount, (ii) thirty-six (36) months after the date of the Purchase Agreement, (iii) written notice of termination by the Company to the Investor (which shall not occur during any Pricing Period or at any time that the Investor holds any of the Advance Shares), and (iv) certain bankruptcy-related events. In connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement, effective as of September 14, 2026 (the “Registration Rights Agreement”), with the Investor, pursuant to which the Company agreed to file with the Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) covering the maximum number of Registrable Securities as shall be permitted to be included thereon in accordance with applicable SEC rules the within 30 calendar days of September 14, 2026.

Pursuant to the Purchase Agreement, upon the terms and conditions set forth therein, the Company shall have the right, but not the obligation, to direct the Investor, by its delivery to the Investor of an Advance Notice from time to time, to purchase Advance Shares (i) in a minimum amount not less than $15,000.00, calculated using the 90% of the VWAP of the Company’s Ordinary Share (the” Initial Purchase Price”) and (ii) in a maximum amount up to the lesser of (a) $1,000,000.00, calculated using the Initial Purchase Price or (b) the Average Daily Trading Value.

In addition, the Company shall pay $10,000.00 by wire transfer to legal counsel of the Investor on the date of the Purchase Agreement for Investor’s expenses relating to the preparation of the Purchase Agreement.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, copies of which are filed as Exhibits 10.1 and 10.2, respectively to this Current Report on Form 6-K and are incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description
10.1	Equity Purchase Agreement, dated September 14, 2026, by and between Click Holdings Limited and Crom Structured Opportunities Fund I, LP
10.2	Registration Right Agreement, dated September 14, 2026, by and between Click Holdings Limited and Crom Structured Opportunities Fund I, LP

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: September 15, 2026

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